March 25, 2020

George Syllantavos
Co-Chief Executive Officer, Chief Financial Officer, and Director
Growth Capital Acquisition Corp.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

       Re: Growth Capital Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted February 27, 2020
           CIK 0001498233

Dear Mr. Syllantavos:

       We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed February 27, 2020

General

1. Provide us copies of all written communications as defined by Rule 405 under the
       Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact us if you have this information.
Past performance by Maxim (and its affiliates), including our management, may not be indicative of future performance..., page 47

2. Disclosure that your officers and directors have not had experience managing blank check
 George Syllantavos
FirstName LastNameGeorgeCorp.
Growth Capital Acquisition Syllantavos
Comapany2020
March 25, NameGrowth Capital Acquisition Corp.
March 25, 2020 Page 2
Page 2
FirstName LastName
         companies or special purpose acquisition companies appears inconsistent with disclosure on page 4 and elsewhere that your two co-chief executive officers, Messrs. Prokopios
         Tsirigakis and George Syllantavos, have been the founders, officers, and directors of three blank check companies that completed business combinations. Please reconcile the disclosures.
Capitalization, page 73

3. Please enhance your disclosures to clearly show how you arrived at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions that you used to arrive at each amount. In addition, please revise the as adjusted total liabilities to include the $5,250,000 marketing fee, or explain why you do not believe that this liability should be reflected. Experts, page 153

4. Based on the change in your auditor, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from your former auditor agreeing or disagreeing with your disclosures, filed as an exhibit to the registration statement.
Consolidated Financial Statements
General, page F-1

5. Please revise the notes to your financial statements to disclose the date through which subsequent events have been evaluated, and state whether that date is the date that the financial statements were issued or the date that the financial statements were available to be issued. Refer to ASC 855-10-50-1.
Report of Independent Registered Public Accounting Firm, page F-3

6. We note that the Wagner & Zwerman LLP report for FY 2018 includes language outside of the requirements for the auditor's unqualified report. Please explain what led the firm to include the extra information.
7. Please ask Wagner & Zwerman LLP to confirm to us that it did not provide compilation services or any other independence-impairing services that would affect its audit of the company's financial statements as of and for the year ended March 31, 2018. Refer to
         Item 2.01(c)(4) of Regulation S-X.
Note 1 - Description of Organization and Business Operations
Income Taxes, page F-11

8. Please revise your disclosure to clarify, if true, that there were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2019,
         March 31, 2019, and March 31, 2018. We note that your current disclosure refers to
         March 31, 2018 twice.
 George Syllantavos
Growth Capital Acquisition Corp.
March 25, 2020
Page 3
Note 4 - Related Party Transactions, page F-12

9. It appears that you will enter into a registration rights agreement on or before the effective date of this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
        You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Anne M.
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameGeorge Syllantavos
                                                             Division of
Corporation Finance
Comapany NameGrowth Capital Acquisition Corp.
                                                             Office of
Manufacturing
March 25, 2020 Page 3
cc:       Jeffrey W. Rubin, Esq.
FirstName LastName